Exhibit 21
Subsidiaries of Registrant

Name	Jurisdiction in which incorporated
eTelecare Global Solutions-US, Inc.	Delaware
eTelecare Global Solutions-AZ, Inc.	Arizona
eTelecare Clark Services, Inc.	Philippines

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